SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 21, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated July 21, 2005 announcing Groupe Danone’s preliminary first half results for 2005.

July 21, 2005

GROUPE DANONE

Preliminary 2005 first-half results

•	Acceleration of like-for-like sales growth in 2nd-quarter 2005: +7.6% Like-for-like sales growth in 1st half: +6.5%

•	Trading operating margin increased +21 basis points to 13.3%

•	Underlying EPS (fully diluted) from continuing activities grew +9.3%

Financial highlights for preliminary and unaudited 2005 half-year results for Groupe DANONE are as follows:

Key figures (€ millions)	H1 2004	H1 2005	Growth
Sales	6,257	6,437	+6.5%[1]
Trading operating income	820	857
Trading operating margin	13.1%	13.3%	+21	bps
Underlying net income from continuing activities	468	503	+7.5%
Underlying EPS fully diluted from continuing activities	€1.83	€2.00	+9.3%
Net income attributable to the parent	547	347
Free Cash Flow [2]	485	485

[1]	At constant scope of consolidation and exchange rates

[2]	Cash from operations less capital expenditures and change in working capital requirement

2004 and 2005 figures are under IFRS.

The net income of Sauce business, in the process of being disposed of, is reported on the line “discontinued operations”. 2004 and 2005 Group sales and trading operating income exclude Sauce business.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

1.	Acceleration of like-for-like sales growth in 2nd quarter 2005: +7.6% — Like-for-like sales growth in 1st half: +6.5%

Like-for-like sales increased by +7.6% in 2nd quarter 2005.

In the 1st half, sales by business line and by geographical area were as follows:

	Q1 2005	Q2 2005	H1 2005
By business line
Fresh Dairy Products	+6.4%	+8.0%	+7.2%
Beverages	+5.7%	+11.0%	+8.6%
Biscuits & Cereal Products	+1.3%	+1.3%	+1.3%
By geographical area
Europe	+1.9%	+3.8%	+2.9%
Asia	+8.3%	+13.2%	+10.8%
Rest of World	+15.3%	+17.3%	+16.4%
Group	+5.3%	+7.6%	+6.5%

On a reported basis, 2nd-quarter sales increased +4.7%. Changes in exchange rates had a positive impact of +0.4% and changes in the scope of consolidation a negative impact of -3.3%. Like-for-like sales growth of +7.6% in the 2nd quarter reflects a +6.2% rise in volume and a +1.4% rise in value.

First half 2005

Consolidated net sales of Groupe DANONE amounted to €6,437 million in the first half of 2005 compared to €6,257 million in the first half of 2004, an increase of +2.9% on a reported basis.

Changes in exchange rates had a negative impact of -0.4%. Changes in the scope of consolidation had a negative impact of -3.2% due to the deconsolidation of Biscuits operations in the United Kingdom and Ireland, Biscuits operations in Brazil and Argentina, and Beverages activities in Italy.

Like-for-like sales were up +6.5%, with a +5.2% rise in volume and a +1.3% rise in value.

Like-for-like sales growth by business line and by geographical area is as follows:

(€ millions)	H1 2004	H1 2005
By business line
Fresh Dairy Products	3,254	3,504
Beverages	1,705	1,772
Biscuits & Cereal Products	1,298	1,161
By geographical area
Europe	4,100	4,120
Asia	1,047	1,119
Rest of World	1,110	1,198

Group	6,257	6,437

[1]:	like-for-like: at constant scope of consolidation and exchange rates

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

2.	Trading operating margin increased +21 basis points to 13.3%

Group trading operating margin rose from 13.1% in the first half of 2004 to 13.3% in the first half of 2005, an increase of +21 basis points.

Changes in the scope of consolidation had a favourable impact on margin while the increase in input costs, mainly plastics, continued to have an adverse impact.

Operating income by business line and geographical area is as follows:

By business line	Trading operating income		Trading operating margin
(€ millions)	H1 2004	H1 2005	H1 2004	H1 2005
Fresh Dairy Products	463	507	14.2%	14.5%
Beverages	279	242	16.4%	13.7%
Biscuits & Cereal Products	134	153	10.3%	13.2%
Unallocated Items	(56)	(45)	—	—

Group	820	857	13.1%	13.3%

By geographical area	Trading operating income		Trading operating margin
(€ millions)	H1 2004	H1 2005	H1 2004	H1 2005
Europe	632	639	15.4%	15.5%
Asia	139	126	13.2%	11.3%
Rest of World	105	137	9.4%	11.4%
Unallocated Items	(56)	(45)	—	—

Group	820	857	13.1%	13.3%

Structure of trading operating income

(€ millions)	H1 2004	% Sales	H1 2005	% Sales
Sales	6,257		6,437
Cost of goods sold	(3,141)	50.2%	(3,280)	51.0%
Selling expenses	(1,598)	25.5%	(1,657)	25.7%
Other	(698)	11.2%	(643)	10.0%

Trading operating income	820	13.1%	857	13.3%

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

3.	Underlying EPS (fully diluted) from continuing activities grew +9.3%

Underlying net income from continuing activities amounted to €503 million in the first half of 2005, compared to €468 million in the first half of 2004, an increase of +7.5%.

Negotiations to sell the Group’s participation in the HOD business in the US are now at an advanced stage, and have led it to book a provision of approximately €200 million (net of tax) in 2005 first-half accounts. This provision makes up the majority of non-current net income for the period.

Net income attributable to the parent company amounted to €347 million in the first half of 2005, compared to €547 million in the first half of 2004.

Underlying Earnings Per Share from continuing activities (fully diluted) were up +9.3%.

(€ millions)	H1 2004	H1 2005
TRADING OPERATING INCOME	820	857
Other operating items	(20)	(0)
OPERATING INCOME	800	857
Cost of net debt	(56)	(67)
Other financial items	94	(17)
Income tax	(247)	(219)
NET INCOME OF CONSOLIDATED COMPANIES	591	554
Share in net income of affiliates	22	(132)
Net income of discontinued activities	23	23
NET INCOME	636	445
Attributable to the parent	547	347
Attributable to minority interests	89	98

(€ millions)	H1 2004	H1 2005
UNDERLYING NET INCOME from continuing activities	468	503 +7.5%
+ Non current net income from continuing operations	56	(179)
+ Net income from discontinued operations	23	23
= Net income attributable to the parent	547	347
UNDERLYING EARNINGS PER SHARE fully diluted from continuing activities	€1.83	€2.00 +9.3%

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

4	Financing

Free Cash Flow was stable in the first half of 2005 at €485 million, as the increase in Cash from Operations offset the acceleration of capital expenditure in the countries identified as top priority for development.

Capital expenditure amounted to €228 million in the first half of 2005, compared to €210 million in the same period of 2004.

Net debt increased from €4,538 million at the end of December 2004 to €4,818 million at the end of June 2005.

Equity (including minorities) amounted to €4,262 million at the end of June 2005 compared to €4,506 million at the end of December 2004.

The Group used €529 million of its share buyback authorization in the first half of 2005.

5	2005 Outlook

Based on its performance in the 1st half of 2005, Groupe DANONE is confident in its ability to achieve for the full year 2005:

•	like-for-like sales growth now running at between +6% and +7%

•	a rise in trading operating margin of +20 to +40 basis points

•	growth in underlying earnings per share from continuing activities of approximately +10%

Proceeds of disposals announced by the Group in the first half of 2005 — mainly its stake in the Spanish brewer Mahou and Sauce activities in the United Kingdom and the United States — will amount to approximately €1.3 billion in the 2nd half of the year, representing a capital gain of more than €700 million.

Non-current net income will consequently be largely positive for the full year.

Final audited results for the first half of the year will be released on September 1, 2005.

9-months sales for 2005 will be released on October 19, 2005.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investor Relations Department : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: July 21, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer